EXHIBIT 99.1

                           [Grupo Pao De Acucar Logo]

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                      PUBLIC COMPANY OF AUTHORIZED CAPITAL

                        CNPJ/MF n(o) 47.508.411/0001-56


                               NOTICE OF MEETING

                         SPECIAL STOCKHOLDER'S MEETING

By the present, the shareholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO are summoned to attend to the meeting to be held on June 21, 2004, at 4 pm, in the Company headquarters, at Avenida Brigadeiro Luiz Antonio, number 3142, in this City, in order to deliberate on the following Agenda:

a) Evaluation of the Management's Proposal to include a new activity in the business purpose of the Company, adding one item and renumbering the other items of the Paragraph 1 of the Article 2 of the By-Laws.

b) Evaluation of the Protocol of Merger and Justification, aiming at the Merger with the entity Golden Auto Posto Ltda. ("Merged entity"), without an increase in the Company's capital stock.

c) Ratification of the evaluating firm indicated by the Management.

d) Analysis of the Evaluation Report regarding the net equity of the Merged entity.

e) Approval of the merger of the whole net equity of the Merged entity.

f) Authorization for the Company's Management to proceed with all the further acts necessary to implement the merger.


                            Sao Paulo, June 4, 2004.




                           VALENTIM DOS SANTOS DINIZ
                  Honorary Chairman of the Board of Directors